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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                          PRIME MEDICAL SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    74156D108
                                 (CUSIP Number)

                                A. Derrill Crowe
                               100 Brookwood Place
                              Birmingham, AL 35209
                                 (205) 877-4400
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:
                          Jack P. Stephenson, Jr., Esq.
                                Burr & Forman LLP
                          Suite 3100, SouthTrust Tower
                           420 North Twentieth Street
                            Birmingham, Alabama 35203
                                 (205) 251-3000

                                   May 2, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.


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         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 74156D108

         1.       Name of Reporting Person:  A. Derrill Crowe
                                             SSN ###-##-####

         2.       Check the Appropriate Box if a Member of a Group

                  (1)      [ ]

                  (2)      [ ]

         3.       SEC Use Only

         4.       Source of Funds:  PF

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

         7.       Sole Voting Power:                  986,400

         8.       Shared Voting Power:                 66,450

         9.       Sole Dispositive Power:             986,400

         10.      Shared Dispositive Power:            66,450

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,052,850

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]

         13.      Percent of Class Represented by Amount in Row (11): 6.8%

         14.      Type of Reporting Person: IN


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                         AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5 to Schedule 13D amends the Schedule 13D originally filed on October 29, 1993 (as amended by Amendment No. 1 filed on August 3, 1994, Amendment No. 2 filed on March 23, 1995, Amendment No. 3 filed on September 11, 1995, and Amendment No. 4 filed on April 22, 1996, as so amended, the "Schedule 13D") by A. Derrill Crowe, MD ("Dr. Crowe") and relates to shares of common stock, $0.01 par value of Prime Medical Services, Inc., ("Prime"). Unless otherwise indicated, all defined terms used herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         On January 20, 1997, Dr. Crowe exercised all 168,000 of his Option Shares at $1.25 per share. Dr. Crowe used $210,000 of personal funds to exercise the Option Shares. Additionally, since June 1998, Dr. Crowe has purchased 294,600 shares of Prime common stock in open market transactions at an aggregate price of $2,043,102. Dr. Crowe used personal funds to fund the open market purchases of Prime common stock. See Item 5.

ITEM 4.           PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         Since April 1996, Dr. Crowe has purchased 294,600 shares and sold 533,300 shares of Prime common stock resulting in a net reduction of 238,700 shares of his beneficial ownership of Prime. Dr. Crowe also exercised all 168,000 of his Option Shares on January 20, 1997, and disposed of 50,000 shares by gift to the Crowe Foundation in December 1996. These transactions were made in the ordinary course of Dr. Crowe's investment activities. Dr. Crowe may purchase additional shares of Prime common stock or dispose of additional shares of Prime common stock from time to time in the open market or in privately negotiated transactions.

         Except as specified herein, Dr. Crowe does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Prime, or the disposition of securities of Prime; (b) an extraordinary corporate transaction involving Prime or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Prime or any of its subsidiaries; (d) any change in the present board of directors or management of Prime; (e) any material change in the present capitalization or dividend policy of Prime; (f) any other material change in Prime's business or corporate structure; (g) changes in Prime's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Prime by any person; (h) causing a class of securities of Prime to be deregistered or delisted; (i) a class of equity securities of Prime becoming eligible for termination of registration; or (j) any action similar to any of the actions enumerated above.


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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is replaced in its entirety by the following:

         (a) and (b). As of June 15, 2001, Dr. Crowe directly owned 986,400 shares of Prime common stock. Dr. Crowe is a trustee of the Crowe Foundation, an Alabama non-profit corporation, which directly owns 66,450 shares of Prime common stock. As a trustee of the Crowe Foundation, Dr. Crowe may be deemed to beneficially own and share voting and disposition powers with respect to shares of Prime common stock owned by the Crowe Foundation. Based on the foregoing, Dr. Crowe may beneficially own in the aggregate 1,052,850 shares of Prime common stock. Such shares, represent approximately 6.8% of the total outstanding shares of Prime (based upon 15,562,734 shares reported to be outstanding in Prime's Form 10-Q for the fiscal quarter ended March 31, 2001.)

         (c). The following table sets forth all transactions by Dr. Crowe with respect to shares of Prime effected since the filing of Amendment No. 4 to the
Schedule 13D on April 22, 1996. All purchases and sales set forth below reflect transactions by means of open market transactions on the Nasdaq National Market.

        TRADE DATE     TYPE OF TRANSACTION    NUMBER OF SHARES      PRICE PER SHARE($)
        ----------     -------------------    ----------------      ------------------
         04/26/96              Sale                 37,200                14.4812
         04/29/96              Sale                 20,000                15.7217
         04/29/96              Sale                  9,000                15.6250
         04/30/96              Sale                 13,800                15.7500
         04/30/96              Sale                 10,000                15.7500
         05/01/96              Sale                 50,000                15.6250
         05/02/96              Sale                 50,000                15.6250
         05/03/96              Sale                 25,000                15.6250
         05/03/96              Sale                 25,000                15.8330
         05/06/96              Sale                 25,000                16.0525
         05/07/96              Sale                  2,000                16.5000
         05/10/96              Sale                 10,000                16.6250
         05/20/96              Sale                 30,000                16.8750
         05/21/96              Sale                 10,000                17.6250
         05/28/96              Sale                 10,000                17.5625
         05/28/96              Sale                 10,000                17.6250
         05/29/96              Sale                 45,000                18.3060
            12/96              Gift                 50,000                    N/A
         09/10/97              Sale                 10,000                14.0000
         09/15/97              Sale                  7,000                14.4554
         09/16/97              Sale                  3,000                14.5000
         09/26/97              Sale                 20,000                14.6875
         09/29/97              Sale                 10,000                14.7875
         10/09/97              Sale                 10,000                14.7500


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
         10/17/97              Sale                 25,000                14.0625
         12/12/97              Sale                  5,000                13.1250
         05/12/98              Sale                  1,000                11.1250
         06/19/98          Purchase                144,600                 8.1564
         12/18/98          Purchase                  2,500                 7.0625
         12/21/98          Purchase                  3,500                 7.0000
         12/22/98          Purchase                 20,000                 7.0000
         08/27/99              Sale                 20,000                 9.1875
         08/30/99              Sale                 10,000                 9.6875
         09/29/99              Sale                  5,000                 9.7500
         10/06/99              Sale                  5,000                 9.7500
         03/16/00              Sale                 10,000                 8.5625
         03/29/00              Sale                    300                 9.1250
         04/03/00              Sale                  1,200                 9.0000
         04/07/00              Sale                  8,800                 9.0000
         12/05/00          Purchase                 25,000                 5.4143
         12/06/00          Purchase                 21,000                 5.4777
         12/07/00          Purchase                  8,500                 5.4926
         12/08/00          Purchase                  2,500                 5.5000
         12/13/00          Purchase                  7,000                 5.4375
         12/14/00          Purchase                 32,000                 5.4375
         12/15/00          Purchase                  4,000                 5.4375
         12/21/00          Purchase                 10,000                 5.0000
         12/22/00          Purchase                  2,000                 5.0000
         12/26/00          Purchase                  8,000                 5.0000
         12/28/00          Purchase                  4,000                 4.9375


         (d). No person, other than Dr. Crowe, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.

         (e). Not Applicable.


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SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2001

                                             /s/ A. Derrill Crowe, M.D.
                                             -----------------------------------
                                             A. Derrill Crowe, M.D.


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